Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 3, DATED DECEMBER 10, 2015
TO THE PROSPECTUS, DATED AUGUST 12, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated August 12, 2015 (the “Prospectus”), as supplemented by Supplement No. 2, dated November 17, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to describe our potential acquisition of a property located in Henderson, Nevada.

A. Potential Acquisition of the Domain Apartments

On December 4, 2015, we, through a wholly-owned subsidiary of the Operating Partnership, entered into a contract to acquire the Domain Apartments, a multi-family community located in Henderson, Nevada. The seller, LV Eastern, LLC, is not affiliated with us or our affiliates. We had previously entered into and terminated a contract to acquire the Domain Apartments earlier this year. Following further negotiations with the seller, we determined to reinstate the contract to acquire the Domain Apartments community.

The apartment community consists of 308 units with an average unit size of 1,075 square feet located on a 15.5 acre site. The community features certain amenities, such as a fitness center, resort-style swimming pool, movie theater, electric vehicle charging stations and bicycle rentals. The community’s construction was completed in January 2014 and the community reached a stabilization of 95% occupancy in November 2014. The community is currently 95% leased with an average effective monthly rental rate of $1,172 per unit. For the year ended December 31, 2014, the average effective monthly rental rate was $1,187 per unit and the weighted average occupancy was 54%. Average effective monthly rental rate per unit is calculated as the monthly contractual base rent excluding charges for storage, parking, pets and other miscellaneous amounts, net of free rent, divided by the average units leased. The average effective monthly rental rate per unit and the weighted average occupancy for the year ended December 31, 2014 may not be indicative of the rent and occupancy in the periods post-stabilization since the community did not reach stabilization until November 2014.

The contract purchase price for the Domain Apartments is $58.2 million, exclusive of transaction costs, fees and working capital reserves. We expect to fund the acquisition using proceeds from this Offering, an advance under our credit facility with Hines, and mortgage financing. We expect the closing of this acquisition to occur during the first quarter of 2016, subject to a number of closing conditions. We funded a $1.5 million earnest money deposit on December 7, 2015. There is no guarantee that this acquisition will be consummated nor that third-party financing will be obtained. If we do not close on this acquisition our deposit may not be refunded.
In connection with this acquisition, we expect to pay our Advisor approximately $1.3 million in acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at the property and believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of the Domain Apartments will be depreciated for tax purposes over a 40-year period on a straight-line basis.